RS Variable Products Trust
Sub-Item 77E

On October 6, 2004, RS Investment Management, L.P. ("RSIM L.P."), the investment adviser to the RS Family of Funds prior to GIS's acquisition of a majority of the outstanding interests in RS Investments, entered into settlement agreements with the Securities and Exchange Commission (the "SEC") and the Office of the New York State Attorney General
(the "NYAG"). The settlement agreements relate to certain investors' frequent trading of shares of RS Emerging Growth Fund during 2000 through 2003. In its settlement with the SEC, RSIM L.P. consented to the entry of an order by the SEC (the "SEC Order") instituting and settling administrative and cease-and-desist proceedings against it. Under the terms of the settlement agreements, RS Investments has paid disgorgement of $11.5 million and a civil money penalty of $13.5 million for a total payment of $25 million, all of which will be distributed to certain current and former shareholders of certain RS Funds in a manner to be determined by an independent consultant. RS Investments has deposited the full $25 million into an interest-bearing escrow account in which RS Investments has no interest. The settlement agreement with the NYAG also requires RS Investments to reduce its management fee for certain RS Funds in the aggregate amount of approximately $5 million over a period of five years. In addition, RS Investments has made a number of undertakings to the SEC and the NYAG relating to compliance, ethics, and legal oversight and mutual fund governance and disclosure. RSIM L.P. and certain former officers neither admitted nor denied the findings set forth in the SEC Order, and RSIM L.P. neither admitted nor denied the findings in its settlement agreement with the NYAG. A copy of the SEC Order is available on the SEC's Web site at www.sec.gov, and a copy of the settlement agreement with the NYAG is available on the NYAG's Web site at www.oag.state.ny.us. RSIM L.P. and RS Investments will bear all the costs of complying with the settlements, including payments of disgorgement and civil penalties (except those paid by certain former officers individually) and associated legal fees relating to these regulatory proceedings. It is possible that these matters and/or related developments may result in increased Fund redemptions and reduced sales of Fund shares, which could result in increased costs and expenses, or may otherwise adversely affect the Fund. After the announcement of those settlements, three related civil lawsuits were commenced. These lawsuits were consolidated into one proceeding in the United States District Court for the District of Maryland on April 19, 2005 (In re Mutual Fund Investment Litigation, Case No. 04-MD-15863-JFM). The district court has appointed a lead plaintiff, and a consolidated complaint was filed. The consolidated complaint originally included RS Investments, RS Investment Management, Inc., RSIM L.P., RS Investment Trust, and certain current or former Trustees, sub-advisers, employees and officers of RS Investment Trust or RSIM L.P. as defendants. It generally tracked the factual allegations made in the SEC and NYAG settlements, including the allegations that fund prospectuses were false and misleading, and alleges a variety of theories for recovery, including, among others, that defendants violated Sections 34(b), 36(a), and 48(a) of the 1940 Act and breached fiduciary duties to investors. The consolidated lawsuit further alleged that defendants violated, or caused to be violated, Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of
 the Securities Exchange Act of 1934. The consolidated action purports to be brought on behalf of a specified class of investors in certain
RS Funds and does not quantify any relief requested. On May 27, 2005, the defendants moved to dismiss the consolidated action. On
November 3, 2005, the Court issued a ruling dismissing all claims against the Trust. As for the claims against the other RS defendants, the Court dismissed the claims arising under: Sections 34(b) and 36(a) of the 1940 Act; Sections 11, 12(a)(2) and 15 of the Securities Act of 1933; and state law. The Court allowed plaintiffs to proceed against some of the RS defendants with their claims arising under Sections
10(b) and 20(a) of the Securities Exchange Act of 1934 and Sections
36(b) and 48(a) of the 1940 Act. Although initially the Court deferred any ruling on the claims against the named independent trustees, on July 24, 2006, the Court dismissed all remaining claims against the former and current independent trustees of RS Investment Trust. The litigation is currently in the discovery phase. Additional lawsuits arising out of the same circumstances and presenting similar or different or additional allegations may be filed against certain RS Funds, RS Investments, or their affiliates in the future. RS
Investments believes that the pending consolidated action will not materially affect its ability to continue to provide to the RS Funds the services it has agreed to provide. It is not possible at this time to predict whether the litigation will have any material adverse effect on the RS Family of Funds.